May 31, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (770) 243-8286

Mr. Leo F. Wells, III
President, Principal Executive Officer and Director
Wells Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, GA 30092

      Re:	Wells Real Estate Investment Trust, Inc.
      	Form 10-K for the year ended December 31, 2004
      	Filed March 15, 2005
      File No. 0-25739

Dear Mr. Wells:

      We have limited our review of your filing to those issues we have addressed in our comments. We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

1. Tell us how you determined that each of the joint ventures with affiliates of Wells Capital, Inc. are not considered variable interest entities in accordance with paragraph 5 of FIN 46(R). It appears that your voting rights are not proportional to your obligations to absorb expected losses or returns of the entity. See paragraph 5(c) of FIN 46(R).
Redeemable Common Shares, page F-12

2. Clarify to us and in future filings whether you have adopted
SFAS
150, as required by the effective date. Refer to paragraph 29 of the
Statement. If you have adopted the Statement, please explain what consideration you gave to classifying the redeemable common shares as a liability on your consolidated balance sheet.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


If you have any questions, you may contact Eric McPhee at (202)
551-
3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Leo F. Wells, III
Wells Real Estate Investment Trust, Inc.
May 31, 2005
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